Exhibit 21.1

Subsidiaries of the Company

The following is a list of Lincoln Educational Services Corporation’s subsidiaries as of December 31, 2023:

Name	Jurisdiction

Lincoln Technical Institute, Inc. (wholly-owned)	New Jersey

New England Acquisition LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Delaware

Nashville Acquisition, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Delaware

Euphoria Acquisition, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Delaware

LTI Holdings, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Colorado

NN Acquisition, LLC (wholly-owned through Lincoln Technical Institute, Inc.)	Delaware